UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34101 / November 20, 2020

_____

In the Matter of   :
                                                                                         :
NEW YORK LIFE INSURANCE & ANNUITY CORPORATION   :
NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT - I   :
NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT - II   :
NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT - III   :
NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT - IV   :
NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT - I   :
NYLIAC CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE :
        SEPARATE ACCOUNT – I   :
NYLIAC PRIVATE PLACEMENT VARIABLE UNIVERSAL LIFE   :
        SEPARATE ACCOUNT – I   :
NYLIAC PRIVATE PLACEMENT VARIABLE UNIVERSAL LIFE   :
        SEPARATE ACCOUNT – II   :
                                                                                         :
51 Madison Ave.   :
New York, NY 10010   :
                                                                                         :
(812-15121)   :
                                                                                         :
_____

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
("ACT")

New York Life Insurance and Annuity Corporation ("NYLIAC"), NYLIAC Variable Annuity
Separate Account—I ("VA I"), NYLIAC Variable Annuity Separate Account—II ("VA II"),
NYLIAC Variable Annuity Separate Account—III ("VA III"), NYLIAC Variable Annuity
Separate Account—IV ("VA IV"), NYLIAC Variable Universal Life Separate Account—I
("VUL I"), NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I
("Corporate VUL I"), NYLIAC Private Placement Variable Universal Life Separate Account—I
("Private VUL I"), and NYLIAC Private Placement Variable Universal Life Separate Account—
II ("Private VUL II") (each, a "Separate Account" and together, the "Separate Accounts").
NYLIAC and the Separate Accounts are collectively the "Applicants." The Applicants filed an
application on April 8, 2020, and amended applications on July 24, 2020, October 23, 2020,
October 26, 2020, and October 27, 2020. The Applicants requested an order pursuant to section
26(c) of the Act to approve the substitutions of shares of certain registered management
investment companies with shares of certain other registered management investment companies
("Substitutions").

On October 30, 2020, a notice of the filing of the application was issued (Investment Company Act Release No. 34079). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of NYLIAC, et al. (File No. 812-15121),

IT IS ORDERED, under section 26(c) of the Act, that the proposed Substitutions are approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary